 April 11, 2014

Securities and Exchange Commission
Wqshington, D.C. 20549
Attn: John Reynolds, James Lopez, and Erin Wilson

Re: Applied Minerals, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed March 31, 2014
File No. 333-191532

Ladies and Gentlemen:

The following are the responses of Applied Minerals, Inc. to the comments contained in the letter from the staff of the Securities and Exchange Commission dated April 10, 2014, regarding the above referenced registration statement.

For your convenience, the Staff’s comment precedes each response in this letter.

1.
We note you have added 5,186, 413 shares of common stock underlying warrants. We further note that your Form S-3 filed on January 23, 2012 registered 5,000,000 shares of common stock issuable upon exercise of the warrants. Please explain to us why these figures differ and identify the corporate action that lowered the exercise price of the warrants from $2.00 to $1.9281 per share.

We agree that the S-3 registered 5 million shares of common stock issuable on the exercise of warrants.

We do not believe that we “added” 5,186,413 shares of common stock underlying the warrants.   The prospectus is a combined prospectus under Rule 429 and 5 million shares were carried over from the prospectus in the S-3.

The 186,413 shares and the lower exercise price, neither of which was in the original S-3, resulted from the operation of antidilution provisions in the warrants.

The adjustment in the number of shares results from the following provision contained in the warrant and set forth in page 18 of the prospectus.

If the Company, at any time while the Warrants are outstanding, shall issue shares of Common Stock or convertible securities at an effective consideration per share that is less than the exercise price in effect at the close of business on the trading day immediately preceding such issuance (other than issuances to directors, officers, employees or consultants of the Company as compensation for services rendered to the Company by such persons), then the exercise price shall be adjusted pursuant to the following formula:

N 0  + C/E 0
E = E 0  x -------------
N 0  + N A

E =	the exercise price in effect immediately after the open of business on the trading day of such issuance;

E 0 = the exercise price in effect immediately prior to the open of business on the trading day of such issuance;

N 0 =	the number of shares of Common Stock outstanding immediately prior to the open of business on the trading day of such issuance;

N A =	the number of shares of Common Stock issued and/or issuable upon exercise, conversion or exchange of any convertible securities, full physical settlement assumed; and

C =	the total consideration receivable by the Company on issuance and/or the exercise, conversion or exchange of any convertible securities, full physical settlement assumed.

The adjustment in the exercise price results from the operation of the following provision in the warrant and set forth on page 19 of the prospectus.

Concurrently with any adjustment to the exercise price under the adjustments above, the number of Warrant Shares also will be adjusted such that the number of Warrant Shares immediately following the effectiveness of such adjustment will be equal to the number of Warrant Shares immediately prior to such adjustment multiplied by  a fraction, (a) the numerator of which is the exercise price in effect immediately prior to such adjustment and (b) the denominator of which is the exercise price in effect immediately following such adjustment. If an adjustment is triggered by the announcement or declaration of, or in anticipation of, an event and the event does not occur or is reversed, the exercise price and the number of shares shall again be adjusted to be the exercise price and number of shares that would then be in effect if such event had not been announced or declared.

There have several issuances of common stock and securities convertible into common stock since the issuance of the warrants and the several issuances have triggered the adjustments in the price and the number of shares.

I do not believe that you are questioning whether the 186,143 shares resulting from the antidilution provisions are a problem under Rule 416.  But in the event that you are raising that issue, let me note that we addressed that issue in connection with the PIK Notes in response to your October 23, 2103 comment letter where we noted the following (footnote in the original omitted here)

      The Company confirms that it is not attempting to use Securities Act Rule 416 to register additional shares of common stock underlying PIK Notes to be issued as payment of interest on the PIK Notes.   For the sake of clarity, let me note that all of the shares that may be issued on conversion of the PIK Interest Notes are being registered.   However, we do rely on Rule 416 for shares that may be issued as a result of stock splits, stock dividends, or similar transactions. Our interpretation of “similar transactions” is in accordance with SEC Release 33-4806 which states:  "if pursuant to the terms of warrants, options, convertible securities, or similar rights to purchase securities covered by a registration statement an additional number of securities are to be offered or issued to the rights holders upon exercise of his rights if necessary to prevent a dilution of his interest resulting from... issuances of additional securities at less than the option or conversion price...." The PIK Notes and the PIK Interest Notes provide for an adjustment in the purchase price if shares of Common stock are issued at a price below the conversion price,$1.40. The formula is set forth in the footnote. Staff comment letters indicated that the language of Release 33-4806 is construed so that “Rule 416 will not be applicable to additional shares that may be issued as a consequence of the ‘full-ratchet’ pricing protection granted to the investor in your February 26, 2013 common stock issuance . . . Such full-ratchet adjustments are not “similar transactions” within the meaning of Rule 416, as they provide different, and greater, protection to security holders than do “terms which provide for a change in the amount of securities being offered or issued to prevent dilution resulting stock splits, stock dividends,” or standard anti-dilution provisions.”   See comment letter to BIO-Key International, August 8, 2013, File No. 333-190200.  See also comment letter to Peoplestring, July 13, 2011, File No. 333-174949 and comment letter to  Shoe Pavilion, January 5, 2006, File No. 333-129210.   The provisions in the PIK Notes and the PIK Interest Notes are “standard anti-dilution provisions.”  To illustrate the difference between the adjustment in the PIK Notes and a full ratchet provision, assume that the Company issued 2 million shares at $1.  Under the anti-dilution provisions in the PIK Notes the conversion price would be changes to about $1.392.  Under a full ratchet approach, the conversion price  would be changed to $1.

Description of Warrants, page 15
2. We note the revised disclosure regarding the PIK notes and additional disclosure regarding warrants. Please revise here, page 20 or where appropriate to discuss the warrant transactions, including the purchasers and material terms. Similarly, please ensure the discussion of the PIK notes on pages 20 and 23 addresses such information for all PIK notes covered by the registration statement. Currently it is unclear if the disclosure on page 23 covers all PIK notes. See Item 507 of Regulation S-K.

“Please revise here, page 20 or where appropriate to discuss the warrant transactions, including the purchasers and material terms.”   We have added language on pages 7 and 15.

“Similarly, please ensure the discussion of the PIK notes on pages 20 and 23 addresses such information for all PIK notes covered by the registration statement. Currently it is unclear if the disclosure on page 23 covers all PIK notes.”  The description of the PIK Note transactions on page 23 is included in response to an oral comment by Mr. Lopez to the effect that the transactions had not be properly set forth in the most recent proxy statement.  Mr. Lopez asked that the transactions be described in the S-1.  Please see my letter of December 19, 2013.  None of the shares underlying the PIK Notes sold to Mr. Taft’s funds are included in the registration statement.

In a telephone conversation with Ms. Wilson, it was requested that we acknowledge that the information under the heading "Related Party Transactions with affiliates of David Taft" was included at Mr. Lopez's request after he noted that the information should have been included in the most recent proxy statement.  We so acknowledge. In particular, we have included information about the March 28, 2011 and the June 27, 2011 transactions.
Exhibits
3. It appears that the legal opinion should be revised to address securities that have been added to the registration statement and not already covered by the opinions filed on December 19, 2013 and January 23, 2012. Please revise or advise.

A revised opinion has been provided.

Very truly yours,

/s/ William Gleeson

William Gleeson